UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               Vista Bancorp, Inc.
                                (Name of Issuer)

                          Common Stock, $.50 par value
                         (Title of Class of Securities)

                                    92830R103
                                 (CUSIP Number)

                                Gerald H. Lipkin
                                Chairman and CEO
                              Valley National Bank
                                1455 Valley Road
                             Wayne, New Jersey 07470
                                 (973) 305-4001

                                    Copy to:

                              Ronald H. Janis, Esq.
                          Pitney, Hardin, Kipp & Szuch
                               Mail: P.O. Box 1945
                          Morristown, New Jersey 07962
                           Delivery: 200 Campus Drive
                         Florham Park, New Jersey 07932
                                 (973) 966-8263
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 14, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

      -------

CUSIP No. 92830R103                         13D

1.       NAME OF REPORTING PERSON.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Valley National Bancorp
         I.R.S. Identification No. 22-2477875

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

         (a)      -------
         (b)      -------

3.       SEC USE ONLY.

4.       SOURCE OF FUNDS

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

         ---------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION.

         State of New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER -                430,389

8.       SHARED VOTING POWER -              0

9.       SOLE DISPOSITIVE POWER -           430,389

10.      SHARED DISPOSITIVE POWER -         0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

         430,389

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

         -----

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

         9.31%

14.      TYPE OF REPORTING PERSON.

         CO

Item 1.  Security and Issuer

         This Schedule 13D relates to an investment in common stock, par value $.50 per share of Vista Bancorp, Inc. ("Vista Common Stock"), a New Jersey corporation having its principal place of business at 305 Roseberry Street, P.O. Box 5360, Phillipsburg, New Jersey 08865 ("Vista").

Item 2.  Identity and Background

         This Schedule 13D is being filed by Valley National Bancorp, a New Jersey corporation and registered bank holding company ("VNB"). The address of VNB's principal place of business is 1455 Valley Road, Wayne, New Jersey 07470. The business of VNB is primarily the ownership of its subsidiary, Valley National Bank ("Valley"). Through Valley and its subsidiaries, VNB engages in a full range of commercial and personal banking activities, trust, and other activities in which bank holding companies and their bank subsidiaries are permitted to engage.

         Neither VNB nor, to the knowledge of VNB, any of its directors and executive officers has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which resulted in a finding of any violation with respect to such laws.

         Certain other information concerning the directors and executive officers of VNB is contained in Annex I. Each of the directors and executive officers is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         VNB has used its working capital to acquire the 207,389 shares of Vista Common Stock held by it. The aggregate net cost of the shares purchased by VNB in the open market through the date hereof was $3,607,378.

         VNB will pay $5,519,250 for the 223,000 shares of Vista Common Stock to be purchased under the Purchase Agreement with Ryan Beck described in Item 4 below. VNB will use its working capital for the purchase of such shares.

         VNB may, from time to time after the date hereof, purchase shares of Vista Common Stock at prevailing prices in market transactions or privately negotiated purchases. No specific terms or timing for such purchases have been formulated at this time other than the Ryan Beck purchase, described in Item 4 below. If the Ryan Beck purchase is consummated, VNB presently does not anticipate making any significant additional purchases of Vista Common Stock. VNB intends to fund the purchase of additional shares of Vista Common Stock with, as needed, the proceeds from its current cash or deposit holdings.

         Valley National Bank does not presently beneficially own shares of Vista Common Stock. However, Valley may from time to time purchase and sell shares of Vista Common Stock in a fiduciary or similar capacity for the accounts of others.

Item 4.  Purpose of the Transaction.

         On September 14, 1998, VNB entered into a Purchase Agreement with Ryan, Beck & Co., Inc. ("Ryan Beck") to purchase from Ryan Beck 223,000 shares of Vista Common Stock at a price of $24.75 per share, subject to certain conditions, including obtaining the prior approval of the Federal Reserve Board. The transaction, when and if effected, will be consummated through the NASDAQ National Market System.

         On September 17, 1998, VNB filed an application and notice (collectively, the "Federal Reserve Application") with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") for approval, under the Bank Holding Company Act of 1956, to acquire up to a total of 9.99% of the outstanding shares of Vista Common Stock.

         VNB's acquisition of Vista Common Stock is for investment purposes. VNB seeks to increase its investment in shares of Vista Common Stock up to a maximum aggregate holding of 9.99% of the outstanding shares of Vista Common Stock. VNB expects to increase its holdings to that level primarily by consummating the purchase from Ryan Beck described above.

         VNB does not have plans, at this time, to raise its ownership interest above 9.99% or to effect any merger, reorganization, liquidation, tender offer, exchange offer or any other type of extraordinary corporate transaction described in Items 4(a)-(j) of Schedule 13D with Vista. Bank holding companies, like Vista, may review their strategic options from time to time and as a result of such review or for other reasons may seek a merger or otherwise take steps to sell the company. VNB has no intention to take any action to cause Vista to review its strategic options, or seek a merger or sale of the company. However, if Vista were to invite VNB to consider a merger or acquisition transaction, VNB would consider such a possibility and may become a merger partner, bidder or acquiror.

Item 5.  Interest in Securities of Issuer.

         VNB presently owns 207,389 shares of Vista Common Stock.

         On the basis of the 4,622,214 shares reported as outstanding on July 31, 1998 on the first page of Vista's Form 10-Q for the quarter ended June 30, 1998, VNB's existing holdings of Vista Common Stock represent approximately 4.49% of the outstanding Vista Common Stock. Including the 223,000 shares to be acquired under the purchase agreement with Ryan Beck, Valley's beneficial ownership amounts to 430,389 shares, representing 9.31% of the outstanding Vista Common Stock. Under commitments to the Federal Reserve Board, VNB, together with its officers and directors, may not own 10% or more of Vista's Common Stock.

         VNB does not presently hold, through its bank subsidiary or otherwise, beneficial ownership of any shares of Vista Common Stock, in a fiduciary capacity or otherwise.

         Annex I discloses the names of VNB directors and officers. To VNB's knowledge, no such person listed in Annex I, except as indicated thereon, beneficially owns shares of Vista Common Stock.

         Except for the Ryan Beck Purchase Agreement, neither VNB nor, to VNB's knowledge, any of its directors or executive officers has effected any transactions in Vista Common Stock during the past 60 days. VNB has the right to acquire the 223,000 shares from Ryan Beck, but has not yet acquired such shares which it expects to do if and when regulatory approval is obtained.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In the Federal Reserve Application, VNB has made certain commitments to the Federal Reserve Board with respect to its ownership of Vista Common Stock. The commitments were made in order to ensure that the investment does not result in a finding by the Federal Reserve Board that VNB exercises a "controlling influence over the management or policies" of Vista (within the meaning of Section 2(a) of the Bank Holding Company Act of 1956). Specifically, VNB has committed that it will not, without prior approval of the Federal Reserve Board:

                  (1) take any action that would cause Vista or any of its subsidiaries to become a subsidiary of VNB or any of its subsidiaries;

                  (2) acquire or retain shares of Vista that would cause the combined interests of VNB and any of its subsidiaries and any of its officers, directors, principal shareholders and affiliates to equal or exceed 10 percent of the outstanding voting shares of Vista or any of its subsidiaries;

                  (3) seek or accept any representation on the board of directors of Vista or any of its subsidiaries;

                  (4) exercise or attempt to exercise a controlling influence over the management or policies of Vista or any of its subsidiaries;

                  (5) have or seek to have any representative serve as an officer, agent or employee of Vista or any of its subsidiaries;

                  (6) propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or board of directors of Vista or any of its subsidiaries;

                  (7) solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of Vista or any of its subsidiaries;

                  (8) attempt to influence the dividend policies or practices; the investment, loan or credit decisions or policies; the pricing of services; personnel decisions; operating activities (including the location of any offices or branches or their hours of operation, etc.); or any similar activities or decisions of Vista or any of its subsidiaries;

                  (9) enter into any other banking or nonbanking transactions with Vista, except that VNB may establish and maintain deposit accounts with bank subsidiaries of Vista, provided that the aggregate balance of all such deposit accounts does not exceed $500,000 and that the accounts are maintained on substantially the same terms as those prevailing for comparable accounts of persons unaffiliated with Vista or any of its subsidiaries; or

                  (10) dispose or threaten to dispose of shares of Vista or any of its subsidiaries in any manner as a condition of specific action or non-action by Vista or any of its subsidiaries.

Item 7.  Material to be Filed as Exhibits.

         Purchase Agreement between VNB and Ryan, Beck & Co., Inc., dated September 14, 1998, relating to the purchase of 223,000 shares of Vista Common Stock.

                                                                      Annex I
                          Certain Information Regarding
                     Directors and Executive Officers of VNB

                      DIRECTORS OF VALLEY NATIONAL BANCORP

                                                    Shares of Vista Common
Name and Business Address                          Stock Beneficially Owned

Andrew B. Abramson                                          0
1122 Clifton Avenue
Clifton, New Jersey  07013

Pamela R. Bronander                                         0
180 Brighton Road
Clifton, New Jersey  07012

Joseph Coccia, Jr.                                          0
567 Belgrove Drive
Kearny, New Jersey  07032

Austin C. Drukker                                           0
76 Yantacawbrook Road
Upper Montclair, New Jersey  07043

Willard L. Hedden                                           0
1455 Valley Road
Wayne, New Jersey 07470

Graham O. Jones                                             0
45 Essex Street
Hackensack, New Jersey  07601

Walter H. Jones, III                                        0
45 Essex Street
Hackensack, New Jersey  07601

Gerald Korde                                                0
38 Oak Street
Clifton, New Jersey  07014

Gerald H. Lipkin                                            0
1455 Valley Road
Wayne, New Jersey  07470

Joleen J. Martin                                            0
234 Sanford Avenue
Kearny, New Jersey  07032

Robert E. McEntee                                           0
1455 Valley Road
Wayne, New Jersey  07470

William H. McNear, Sr.                                      0
206B Landing Road
Landing, New Jersey  07850

Sam P. Pinyuh                                               0
1455 Valley Road
Wayne, New Jersey  07470

Robert Rachesky                                             0
1455 Valley Road
Wayne, New Jersey  07470

Barnett Rukin                                               0
17 Franklin Turnpike
Mahwah, New Jersey  07430

Peter Southway                                              0
1455 Valley Road
Wayne, New Jersey  07470

Richard F. Tice                                             0
427 Chestnut Ridge Road
Woodcliff Lake, New Jersey  07675

Leonard Vorcheimer                                          0
1455 Valley Road
Wayne, New Jersey  07470

Joseph L. Vozza                                             0
One Depot Square
Park Ridge, New Jersey  07656

                  EXECUTIVE OFFICERS OF VALLEY NATIONAL BANCORP

                                                     Shares of Vista Common
Name and Business Address                           Stock Beneficially Owned

Jack M. Blackin                                              0
1455 Valley Road
Wayne, New Jersey  07470

Peter Crocitto                                               0
1455 Valley Road
Wayne, New Jersey  07470

Alan Eskow                                                   0
1455 Valley Road
Wayne, New Jersey  07470

Robert E. Farrell                                            0
1455 Valley Road
Wayne, New Jersey  07470

Richard P. Garber                                            990
1455 Valley Road
Wayne, New Jersey  07470

Alan D. Lipsky                                               0
1455 Valley Road
Wayne, New Jersey  07470

Robert M. Meyer                                              0
1455 Valley Road
Wayne, New Jersey  07470

Robert Mulligan                                              0
1455 Valley Road
Wayne, New Jersey  07470

John H. Prol                                                 0
1455 Valley Road
Wayne, New Jersey  07470

Peter John Southway                                          0
1455 Valley Road
Wayne, New Jersey  07470

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 17, 1998
                                          VALLEY NATIONAL BANCORP

                                                   GERALD H. LIPKIN
                                          By: _________________________________
                                                   Gerald H. Lipkin
                                                   Chairman and CEO